LifeBridge Innovations, PBC (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2024, 2023, & 2022

LIFEBRIDGE INNOVATIONS

"Because They Have More Life To Live"

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
LifeBridge Innovations, PBC

We have reviewed the accompanying financial statements of the Company which comprise the statements of financial position as of December 31, 2024, 2023, & 2022 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
April 2, 2025

Vincenzo Mongio

Statement of Financial Position

	As of December 31,		
	2024	2023	2022
ASSETS			
Current Assets			
Cash and Cash Equivalents	625,569	1,205,266	411,638
Deposits	168,743	11,885	-
Other Receivables	880	1,350	-
Total Current Assets	795,192	1,218,501	411,638
Non-current Assets			
Fixed Assets, net of Accumulated Depreciation	24,696	7,286	48
Intangible Assets: Trademark, net of Accumulated Amortization	-	475	700
Total Non-Current Assets	24,696	7,761	748
TOTAL ASSETS	819,888	1,226,262	412,386
LIABILITIES AND EQUITY			
Liabilities			
Current Liabilities			
Accounts Payable	123,013	46,272	152,248
Notes Payable - Related Parties	-	-	3,560
Payroll Taxes	-	-	1,513
Total Current Liabilities	123,013	46,272	157,321
Long-term Liabilities			
Accrued Interest to Related Party	7,126		
Future Equity Obligations	166,578	166,578	166,578
Deferred Compensation	350,000	350,000	350,000
Total Long-Term Liabilities	523,704	516,578	516,578
TOTAL LIABILITIES	646,717	562,850	673,899
EQUITY			
Class A Voting Common Stock	1,644	1,522	1,328
Class B Non-Voting Common Stock	3	3	3
Preferred Stock	624	624	624
Additional Paid in Capital	3,723,352	2,457,474	552,905
Accumulated Deficit	(3,552,452)	(1,796,211)	(816,373)
Total Equity	173,171	663,412	(261,513)
TOTAL LIABILITIES AND EQUITY	819,888	1,226,262	412,386

Statement of Operations

	Year Ended December 31,		
	2024	2023	2022
Revenue	-	-	-
Cost of Revenue	-	-	-
Gross Profit	-	-	-
Operating Expenses			
Advertising and Marketing	2,761	2,727	4,153
General and Administrative	621,650	410,944	324,970
Deferred Compensation	-	-	350,000
Research and Development	1,118,532	550,575	117,084
Rent and Lease	20,314	23,150	18,947
Depreciation	5,592	947	994
Amortization	475	225	225
Total Operating Expenses	1,769,324	988,568	816,373
Operating Income (loss)	(1,769,324)	(988,568)	(816,373)
Other Income			
Other	13,083	8,730	-
Total Other Income	13,083	8,730	-
Earnings Before Income Taxes	(1,756,241)	(979,838)	(816,373)
Provision for Income Tax Expense/(Benefit)	-	-	-
Net Income (loss)	(1,756,241)	(979,838)	(816,373)

Statement of Cash Flows

	Year Ended December 31,		
	2024	**2023**	**2022**
OPERATING ACTIVITIES			
Net Income (Loss)	(1,756,241)	(979,838)	(816,373)
Adjustments to reconcile Net Income to Net Cash provided by operations:			
Depreciation	5,592	947	994
Amortization	475	225	225
Accounts Payable and Accrued Expenses	76,360	(108,837)	72,659
Deferred Compensation	-	-	350,000
Accrued Interest to Related Party	7,126	-	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	89,553	(107,665)	423,878
Net Cash provided by (used in) Operating Activities	(1,666,688)	(1,087,503)	(392,495)
INVESTING ACTIVITIES			
Fixed Assets	(22,150)	(8,185)	-
Deposits	(156,858)	(11,885)	-
Net Cash provided by (used by) Investing Activities	(179,008)	(20,070)	-
FINANCING ACTIVITIES			
Proceeds from Notes Payable - Related Party	-	(3,560)	3,560
Proceeds from Issuance of Class A/Class B/Preferred Shares	122	194	1,955
Proceeds from Additional Paid-in Capital	1,265,878	1,904,568	552,906
Proceeds from Future Equity Obligations	-	-	166,578
Net Cash provided by (used in) Financing Activities	1,266,000	1,901,202	724,999
Cash at the beginning of period	1,205,266	411,638	79,135
Net Cash increase (decrease) for period	(579,696)	793,628	332,504
Cash at end of period	625,569	1,205,266	411,638

Statement of Changes in Shareholder Equity

	Class A Common Share		Class B Common Shares		Preferred Shares				
	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 1/1/2022	-	-	-	-	-	-	-	-	-
Shares Issued in Merger	12,764,445	1,276	28,547	3	6,235,726	624	13,058	-	14,961
Sales of Stock	519,135	52	-	-	-	-	539,848	-	539,900
Net Income (Loss)	-	-	-	-	-	-	-	(816,373)	(816,373)
Ending Balance 12/31/2022	13,283,580	1,328	28,547	3	6,235,726	624	552,906	(816,373)	(261,512)
Sales of Stock	1,937,596	194	-	-	-	-	1,904,568	-	1,904,762
Net Income (Loss)	-	-	-	-	-	-	-	(979,838)	(979,838)
Ending Balance 12/31/2023	15,221,176	1,522	28,547	3	6,235,726	624	2,457,474	(1,796,211)	663,412
Sales of Stock	1,217,308	122	-	-	-	-	1,265,878	-	1,266,000
Net Income (Loss)	-	-	-	-	-	-	-	(1,756,241)	(1,756,241)
Ending Balance 12/31/2024	16,438,484	1,644	28,547	3	6,235,726	624	3,723,352	(3,552,452)	173,171

LifeBridge Innovations, PBC
Notes to the Unaudited Financial Statements
December 31st, 2024
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

LifeBridge Innovations, PBC ("the Company") was incorporated in Delaware on January 7th, 2022. The Company has been organized to operate as the leading supplier of Tumor Treating Fields ("TTF") devices in the world for metastatic cancer patients. From 2015 through April 5, 2022, the activities engaged in by the Company were conducted through two Florida limited liability companies, LifeBridge 10000, LLC ("OpCo") and Loyalty Based Innovations ("IPCo"). OpCo engaged in limited activities, including organizational activities, research and development, and fundraising. IPCo engaged solely in seeking U.S. and foreign patents. On April 5, 2022, OpCo and IPCo were both merged into LifeBridge. As a result, the Company acquired all of the assets of both OpCo and IPCo. LifeBridge now continues the activities of OpCo and IPCo.

The Company will conduct a crowdfunding campaign under regulation CF in 2025 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Fixed Assets

Property and equipment is stated at cost. Depreciation is computed using 200% declining balance method over the estimated useful lives of the assets. The Company reviews the carrying amount of fixed assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

Property and equipment consisted of the following at December 31, 2024, 2023, and 2022:

	2024	**2023**	**2022**
Property and Equipment at cost:			
Computer Equipment	1,896	1,896	1,896
Manufacturing Equipment	26,203	4,054	4,054
Furniture & Fixtures	10,254	10,254	2,115
Total Cost	38,353	16,204	8,065
Less: Accumulated Depreciation	13,657	8,918	8,018
Net Book Value	24,696	7,286	47

Intangible Assets

The Company has recorded intangible assets at cost. The intangible assets consist of trademarks.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding:

	Total Options	**Weighted Average Exercise Price**
Total options outstanding, January 1, 2022	-	$0.78
Granted	1,535,268	$0.78
Exercised	-	$0.78
Expired/cancelled	(78,400)	
Total options outstanding, December 31, 2022	1,456,868	$0.78
Granted	99,000	$0.78
Exercised	-	$0.78
Expired/cancelled	-	
Total options outstanding, December 31, 2023	1,555,868	$0.78
Granted	378,078	$0.78
Exercised	-	$0.78
Expired/cancelled	-	
Total options outstanding, December 31, 2024	1,933,946	$0.78

Options exercisable, December 31, 2024	1,645,263	$0.78

	Nonvested Options		Weighted Average Fair Value
Nonvested options, January 1, 2020	-	$	-
Granted	1,535,268	$	-
Vested	(1,286,667)	$	-
Forfeited	(78,400)	$	-
Nonvested options, December 31, 2022	170,201	$	-
Granted	99,000	$	-
Vested	(166,073)	$	-
Forfeited	-	$	-
Nonvested options, December 31, 2023	103,128	$	-
Granted	378,078	$	-
Vested	(192,523)	$	-
Forfeited	-	$	-
Nonvested options, December 31, 2024	288,683	$	-

Stock Warrants

The Company offered warrants to investors in the Series A Common Stock offering. Each purchaser of at least $10,000 of Class A Common in the offering is to receive a five-year warrant to purchase, a number of additional shares of Class A Common at $1.04 per share equal to the amount invested by the applicable purchaser multiplied by X, divided by the price per share, where X equals:

- 2.5% for an investor that purchases at least $10,000 of Class A Common, but less than $25,000 of Class A Common;
- 5% for an investor that purchases at least $25,000 of Class A Common, but less than $50,000 of Class A Common; and
- 7.5% for an investor that purchases at least $50,000 of Class A Common;

provided, however, that for any investment made prior to December 31, 2023, the foregoing percentages was doubled.

398,750 warrants were issued to shareholders on January 1, 2024. In addition, 56,130 warrants are due to be issued to shareholders in connection with the new Series A Common Stock investments that were received in 2024.

<u>Income Taxes</u>

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our

deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States and Florida. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company had a loan balance from shareholders of $3,560 as of December 31st, 2022, that was fully paid off in 2023.

See Note 4 – Commitments, Contingencies, Compliance with Laws and Regulations disclosure below for details of an additional related party transaction.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

The Company entered into a 2-year secured promissory note for $207,000 in April 2024 related to an employment agreement with a new key employee. The Company does not receive any funds related to this secured promissory note as the purpose of the secured promissory note is to guarantee a portion of the employee's salary through the second year of employment. As such, the note is not reflected on the Statement of Financial Position herein. The balance of the promissory note is reduced based on the salary payments to the employee during his second year of employment. The note accrues interest on the unpaid principal balance at a rate of 4.59%, compounded monthly. The accrued interest is payable at end of the 2-year term. There was $7,125.98 of accrued interest as of December 31, 2024.

NOTE 5 – LIABILITIES AND DEBT

The Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at no discount. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered were $19.5M.

Deferred Compensation:

The Company has recorded deferred compensation of $350,000 to the CEO, for unpaid salary from 2015 to 2021. There is no specified date by which the deferred compensation needs to be paid. The Company does not anticipate paying it until such time that the Company is profitable.

NOTE 6 – EQUITY

Under the articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is 50,100,000 shares of Common Stock, $0.0001 par value per share, of which, (i) 50,000,000 shares are designated as Class A Voting Common Stock and (ii) 100,000 shares are designated as Class B Non-Voting Common Stock.

As of December 31, 2023, 15,221,176 Class A Voting Common Stock shares have been issued and are outstanding and 28,547 Class B Non-Voting Common Stock shares have been issued and are outstanding.

As of December 31, 2024, 16,438,484 Class A Voting Common Stock shares have been issued and are outstanding and 28,547 Class B Non-Voting Common Stock shares have been issued and are outstanding.

The Company was accepting investments through a $5,000,000 Series A Common Stock offering at $1.04 per share during 2023 and 2024. The Company accepted subscription agreements related to the offering for $902,000 of new investments in 2024. As of December 31, 2023, the Company had signed subscription agreements for $382,750 for which the funds had not yet been received. As of December 31, 2024, the Company had signed subscription agreements for $18,750 for which the funds had not yet been received.

Voting: Class A Common stockholders are entitled to one vote per share

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

Under the articles of incorporation, the total number of preferred shares of stock that the Corporation shall have authority to issue is 20,000,000 shares of Preferred Stock, $0.0001 par value per share. As of December 31, 2024, 6,235,726 Preferred Stock shares are issued and are outstanding.

Voting: Preferred shareholders have 1 vote for every common share they could own if converted.

Dividends: The holders of the preferred stock are entitled to receive dividends when and if declared by the Board of Directors. Dividends on preferred stock are in preference to and prior to any payment of any dividend on common stock and are not cumulative. As of December 31, 2024, no dividends had been declared.

Conversion: Preferred shareholders have the right to convert shares into common stock at a rate of 1 to 1 at the discretion of the shareholder or automatically in change of control events. Preferred shareholders receive dividends at the discretion of the board of directors on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder.

Liquidation Preference: In the event of any liquidation, dissolution or winding up of the Company, the holders of the preferred stock are entitled to be paid, on a pari passu basis, before any payment shall be made to the common stockholders, an amount equal the preferred stockholders' initial capital contributions.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 2, 2025, the date these financial statements were available to be issued.

The Company hired a Chief Business Officer in 2025. The company approved a grant of 150,000 stock options to the employee in 2025, vesting over twelve months.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception, incurred negative working capital and cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.